ALGONQUIN POWER & UTILITIES CORP.
EMPLOYEE SHARE PURCHASE PLAN
June 21, 2011,
as amended May 12, 2016, April 1, 2018 and February 27, 2020
ALGONQUIN POWER & UTILITIES CORP.
EMPLOYEE SHARE PURCHASE PLAN

1.	Purpose

1.1
This Employee Share Purchase Plan has been established to enable eligible Employees to acquire Shares in Algonquin Power & Utilities Corp. in a convenient and systematic manner, so as to encourage continued Employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to Employees.

2.	Definitions and Interpretation

2.1	“Algonquin” and “Algonquin Power & Utilities Corp.” means Algonquin Power & Utilities Corp., and any successor or continuing company whether by or resulting from amalgamation, merger or otherwise.

2.2	“Account” means the account to be established in respect of each Participant as described in Section 7.1.

2.3	“Agency Agreement” means the Agreement referred to in Section 10.2.

2.4	“Agent” means any person, company or firm which may be appointed by the Corporation under Section 10.2 to maintain accounts and to hold Shares as agent for Participants on the terms set out herein.

2.5	“Board” means the Board of Directors of Algonquin.

2.6	“Canadian Dollar Participant” means a Participant who is a resident of Canada or who is not a resident of Canada but is not a US Dollar Participant.

2.7
“Compensation” means the regular salary or wages of a Participant received or to be received from the Corporation, or a subsidiary of Algonquin, for such Participant’s service with respect to a particular Fiscal Year, but excluding (i) any bonuses, compensation received or to be received in respect of overtime worked or any other compensation received or to be received with respect to such Fiscal Year and (ii) any Corporation Contributions or other benefits received or to be received by the Participant under this Plan.

2.8	“Contributions” means Corporation Contributions and Participant Contributions.

2.9
“Corporation” means Algonquin and its Subsidiaries (other than Subsidiaries that have been designated by the Corporation as ineligible to participate in the Plan) and their respective successors and assigns so long as they remain Subsidiaries on a consolidated basis or each of them, as applicable, provided that any reference in the Plan to action by the Corporation means action by or under the authority of the Board, the Human Resources & Compensation Committee of the Board or any person or committee that has been designated by the Board as responsible for this Plan.

2.10	“Corporation Contribution” means the amount of money paid by the Corporation under the Plan in respect of a Participant as described in Section 5.

2.11	“DRS Statement” has the meaning given thereto in Section 8.1.

2.12
“Employee” means a full-time or part-time employee (provided the employee is eligible for employment benefits) of the Corporation and for greater certainty does not include employees who have received notice of termination of employment or individuals who have been classified by the Corporation as independent contractors.

2.13	“Fiscal Year” means the fiscal year of the employer of the Participant.

2.14	“Independent Broker” means a registered broker which is independent under TSX rules for this purpose.

2.15	“Insider” means an “insider” as such term is defined for the purposes of Section 613 of TSX Company Manual.

2.16	“Insider Trading Policy” means Algonquin’s current Insider Trading Policy.

2.17
“Lump Sum Payment” means a lump sum contribution in the Plan by way of a payment made by a Participant in the form of a cheque payable to Algonquin Power & Utilities Corp. or to a Participant’s employer entity as specified by the Corporation, as described in Section 4.

2.18	“Non-Active Participant” means a Participant who ceases to contribute to the Plan but who maintains an account balance with the Plan.

2.19	“NYSE” means the New York Stock Exchange.

2.20	“Participant” means an Employee who has applied and agreed to participate in the Plan on such terms as the Corporation may specify and whose application has been accepted by the Corporation.

2.21	“Participant Contribution” means the amount of money contributed by a Participant in the Plan as described in Section 4.

2.22	“Payroll Participant Contribution” means the amount of money contributed by a Participant in the Plan by way of a payroll deduction as described in Section 4.1.

2.23	“Plan” means this Employee Share Purchase Plan and includes all amendments thereto.

2.24
“Purchase Date” means on or about the first business day following the processing of an employee’s weekly or biweekly payroll, as applicable, and receipt of the contribution file and proceeds by the Agent.

2.25	“Release” has the meaning given thereto in Section 8.

2.26
“Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of Algonquin to one or more Participants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

2.27
“Share Price” means: (i) with respect to Canadian Dollar Participants, the volume weighted average trading price of the Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and (ii) with respect to US Dollar Participants, the volume weighted average trading price of the Shares on the NYSE (or, if such Shares are not then listed and posted for trading on the NYSE, on such stock exchange in Canada or the United States on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days; and, in each case, provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

2.28
“Shares” means common shares in the capital of Algonquin Power & Utilities Corp. as presently constituted or any shares or other securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed pursuant to a reorganization.

2.29	“Subsidiary” means a subsidiary as defined in the Canada Business Corporations Act.

2.30	“TSX” means the Toronto Stock Exchange.

2.31	“US Dollar Participant” means a Participant who is a resident of the United States or who is not a resident of the United States and has been designated as a US Dollar Participant by the Corporation.

2.32
Unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

2.33	Unless otherwise specified, any reference in this Plan to $ will refer to the lawful currency of Canada. References to “US$” are to the lawful currency of the United States.

2.34
This Plan is established under the laws of the Province of Ontario and rights of all parties and the interpretation of each and every provision of the Plan shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.	Eligibility and Participation

3.1
All Employees are eligible to participate in the Plan, subject to the terms of the Plan. To become a Participant such Employee must complete and submit an application in the form prescribed by the Corporation from time to time and file it with such officer or employee of the Corporation as may be designated by the Corporation from time to time, or, if appointed and designated by the Corporation for such purpose, the Agent, and authorize the Corporation to deduct the Participant Contribution from the Participant’s Compensation. Upon acceptance of such application by the Corporation, such employee shall become a Participant under the Plan.

3.2	The Corporation will provide each Participant with the following:

(a)
a written explanation of the pertinent provisions of the Plan (including amendments thereto applicable to the Participant), together with a written explanation of the rights and duties of a Participant; and

(b)	any other information regarding the Plan required to be provided, and in a manner prescribed, under any applicable laws.

3.3
Participants who are on an approved leave of absence or long-term disability may remain a Participant for a period of one year from the initial date of the leave of absence or from the initial date of qualification under the Corporation’s long-term disability program. In the event that payroll deduction is not available to such Participants during such one-year period, the Participant may make Participant Contributions directly to the Corporation or the Agent, as applicable. If the Employee continues on a leave of absence or long-term disability after such one year period, the Employee’s participation in the Plan shall terminate at the expiry of such one-year period. The Employee may re-apply to participate in the Plan if Employee returns to regular full-time or part-time employment with the Corporation.

4.	Participant Contributions

4.1
Subject to Section 13, a Participant may elect to contribute as the Participant Contribution under the Plan (i) an amount for each regular payroll period (a “Payroll Participant Contribution”) and/or (ii) a Lump Sum Payment no more than twice per year, in a minimum amount of $1,000 for Canadian Dollar Participants or US$1,000 for US Dollar Participants, and representing on an annual basis no more than $10,000 for Canadian Dollar Participants or US$10,000 for US Dollar Participants (in each case, excluding any dividends received on Shares in a Participant’s Account that are reinvested to purchase additional Shares). An initial election with respect to the Payroll Participant Contribution shall be made by the Participant by completing and submitting the application form in the form prescribed by the Corporation as contemplated by Section 3.1.

4.2
Subject to Section 4.1 and Section 13, a Participant may elect to change the amount of the Payroll Participant Contribution by completing and submitting to the Corporation, or Agent as may be designated by the Corporation from time to time, an authorization in the form prescribed by the Corporation from time to time specifying the new amount which shall thereafter constitute the Payroll Participant Contribution. Such a change may be made a maximum of four times in each Fiscal Year.

4.3
Subject to Section 13, a Participant may elect to suspend the Payroll Participant Contribution at any time by completing and submitting an authorization in the form prescribed by the Corporation from time to time. As of the effective date of such suspension, and until the Participant elects to resume such Payroll Participant Contribution in accordance with Section 4.4, the Participant shall be deemed to be a Non-Active Participant.

4.4
Subject to Section 13, a Participant who has suspended the Payroll Participant Contribution in accordance with Section 4.3 may elect, by completing and submitting an authorization in the form prescribed by the Corporation from time to time, to resume making a Payroll Participant Contribution at any time which is at least three months subsequent to the effective date of the suspension pursuant to Section 4.3. In the sole discretion of the Corporation, a Participant may resume Participant Contributions pursuant to this Section prior to the expiry of such three month period, in the event of leave, lay-off, or disability or such other circumstances as may in the sole discretion of the Corporation be appropriate.

4.5
Subject to the foregoing, any initial election, change, suspension or resumption of Payroll Participant Contributions under this Section 4 shall be effective when received and shall be implemented for the first payroll period of the Participant commencing after the election is received by the Corporation.

4.6
All Payroll Participant Contributions shall be (i) deducted by the Corporation out of each regular payroll payment and shall be retained by or paid to the Corporation, as the case may be, or paid directly by the Participant in accordance with Sections 3.3 or 4.1 if applicable, and (ii) applied in accordance with Section 6.1.

5.	Corporation Contributions

5.1
Corporation Contributions as described herein shall be made on each Purchase Date in respect of those Participants who have made a Participant Contribution since the immediately preceding Purchase Date.

5.2
The amount of Corporation Contribution in respect of each Participant on any Purchase Date in any Fiscal Year shall be equal to: (i) 20% of the amount of Participant Contributions made by the Participant since the last Purchase Date, in respect of Participant Contributions in such Fiscal Year that, in the aggregate, are equal to or less than $5,000 (for Canadian Dollar Participants) or US$5,000 (for US Dollar Participants); and (ii) 10% of the amount of Participant Contributions made by the Participant since the last Purchase Date, in respect Participant Contributions in such Fiscal Year that, in the aggregate, are in excess of $5,000 (for Canadian Dollar Participants) or US$5,000 (for US Dollar Participants) but less than or equal to $10,000 (for Canadian Dollar Participants) or US$10,000 (for US Dollar Participants).

5.3
Corporation Contributions shall be additional remuneration to the Participant, which the Participant directs to be retained by or paid to Algonquin Power & Utilities Corp., as the case may be, and applied in accordance with Section 6.1. By participating in the Plan, the Participant acknowledges that the full amount of Corporation Contribution shall be paid and applied on behalf of the Participant in accordance with the Plan and that any income tax or other statutory or other payroll deductions in respect of Corporation Contributions shall be deducted from regular payroll payments to the Participant.

5.4
Subject to Section 9.1, any portion of the Shares purchased for a Participant using the proceeds of the Corporation Contributions shall not be eligible for sale by the Participant or Release pursuant to Section 8 for a period of one year following the Purchase Date on which such Shares were acquired.

5.5
The Corporation shall also pay administrative costs related to the Plan but shall not pay brokerage or related fees or expenses related to the transfer or sale of Shares by the Participant. No interest shall be paid or allocated to Participant Contributions received prior to the applicable Purchase Date.

6.	Purchase, Allocation and Reservation of Shares

6.1	On each Purchase Date, with respect to each Participant:

(a)	all Participant Contributions and Corporation Contributions received since the last Purchase Date shall be paid in full on behalf of the Participant, and

(b)	dividends paid on Shares in the Account of the Participant since the last Purchase Date shall be reinvested, to purchase Shares for the Participant. At the Corporation’s option, such purchased Shares may be (i) issued to Participants from treasury at the Share Price or (ii) acquired on behalf of Participants by purchases through the facilities of the TSX or NYSE by an Independent Broker for this purpose, in accordance with applicable laws and as set out in Section 6.3 below.

6.2	In the event the Corporation has determined to issue from treasury all or a portion of Shares purchased by Participants on a Purchase Date,

(a)
the Corporation shall in writing advise the Corporation’s registrar and transfer agent and, if applicable, the Agent, of such Share issuance and the Share Price for such Shares, showing the number of Shares purchased by each Participant;

(b)	each Participant’s purchased Shares shall be issued by the Corporation from treasury to such Participant at the applicable Share Price; and

(c)	such purchased Shares shall be issued as fully paid and non-assessable Shares.

6.3
In the event that the Corporation has determined that all or a portion of Shares purchased by Participants on a Purchase Date shall be acquired by purchases through the facilities of the TSX or NYSE, the Corporation shall forward to an Independent Broker on or before the Purchase Date the purchase price for such number of Shares to be purchased through the facilities of the TSX and NYSE that would otherwise have been issued from treasury. In the event that the Contributions in respect of such market purchases is less than the amount required to acquire such Shares in the market through the facilities of the TSX or NYSE, the Corporation shall contribute the difference, and in the event that the amount required is less than such Contributions, the Corporation may apply the excess amounts to the cost and expenses of administering the Plan.

6.4
The Shares purchased by Participant Contributions and Corporation Contributions respectively in accordance with Section 6.2 or Section 6.3 shall in each case be allocated to the Participants in accordance with the respective Contributions made by, or by the Corporation in respect of, each such Participant. Effective as of the relevant Purchase Date (and not before), or in the case of purchases through the facilities of the TSX or NYSE the date on which the Shares are acquired for the Participant’s Account, each Participant shall be deemed to be the registered and beneficial owner of such number of Shares as are purchased or issued in accordance with Section 6.2 or Section 6.3 and shall thereafter be entitled to all rights of ownership incidental thereto, including the right to receive dividends and other distributions payable in respect of the Shares and to receive notice of, attend and vote at meetings of holders of Shares

6.5	Dividends on a Participant’s Shares in the Plan shall be reinvested to purchase additional Shares in the Plan.

6.6	The aggregate number of Shares reserved for issuance from treasury by Algonquin under this Plan shall not exceed 2,000,000 Shares.

7.	Participant Accounts

7.1
The Corporation or, if appointed, the Agent shall maintain an account (“Account”) for each Participant in such a way that the interests of each Participant in the Plan in respect of Participant and Corporation Contributions may be ascertained. Such individual Accounts shall be posted periodically. The Account will reflect Shares purchased by or on behalf of each Participant and Contributions which have been allocated to such Account.

8.	Withdrawal of Shares

8.1
A Participant may, subject to this Section, Section 9 and Section 13 and on not less than seven days prior written notice to the Corporation or, if appointed, the Agent, elect to receive, by way of electronic share transfer to such Participant or a registered broker of such Participant’s choice, any number of whole Shares in the Participant’s Account (a “Release”). Except as set out in Section 9 or unless otherwise determined by the Corporation, a Participant may not make more than one such Release from the Account in any six month period. Subject to the requirements of applicable law, any such Release will be evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of shareholders to be kept by the Corporation in place of a physical share certificate (a “DRS Statement”).

8.2
A Participant who has notified the Corporation or, if appointed, the Agent, pursuant to Section 8.1 that the Participant wishes to withdraw the whole or a part of the Shares in the Participant’s Account shall be entitled to receive such Shares, computed to the date such notice is received. A DRS Statement representing the appropriate number of Shares, registered in the name of such Participant or such name as the Participant may direct, will be provided to the Participant or the Participant’s registered broker as the Participant may direct. If such Participant is withdrawing the entire Account and is entitled to a fraction of a Share upon such Release, an amount equal to the value of such fraction shall be paid to the Participant. Any fractional Share interest will be paid in cash calculated on the basis of the closing price of Shares traded on the TSX (in respect of Canadian Dollar Participants) or the NYSE (in respect of US Dollar Participants) on the last trading day prior to the date the notice of such withdrawal is received.

8.3	The Corporation shall arrange to provide statements to Participants describing the particulars of each Release.

9.	Distribution on Termination of Employment

9.1
Upon the termination of employment of any Participant with the Corporation for any reason whatsoever, a Release shall be made in respect of all Shares held in the Participant’s Account, in accordance with this Section 9.

9.2
A DRS Statement for such Shares, registered in the name of such Participant or in such name as the Participant may direct, shall be delivered to the Participant or the Participant’s registered broker as the Participant may direct. If the Participant is deceased, such DRS Statement shall be delivered to a beneficiary designated by the Participant or, if no beneficiary has been designated, to the estate of the Participant. If the Participant shall be entitled to a fraction of such Share upon such termination, the money equal to the value of such fraction shall be paid to such Participant or such Participant’s designated beneficiary or estate (if no beneficiary has been designated), as applicable.

10.	Administration and Appointment of Agent

10.1
The Plan shall be administered by the Corporation in accordance with its provisions. All costs and expenses of administering the Plan, except as otherwise set out in this Plan, will be paid by the Corporation. The Corporation may, from time to time, establish administrative rules and regulations relating to the operation of the Plan as it may deem necessary to further the purpose of the Plan and amend or repeal such rules and regulations. The Corporation, in its discretion, may appoint a Committee for the purpose of interpreting, administering and implementing the Plan. The Corporation may also delegate to any director, officer or employee of the Corporation such administrative duties and powers as it may see fit. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, shall be within the sole discretion of the Corporation, may be made at any time and shall be final, conclusive, and binding upon all persons, including all Participants, Employees or their beneficiaries.

10.2
The Corporation may appoint a person, firm or company to serve as the Agent under the Plan. The Corporation and the Agent shall enter into an agreement (the “Agency Agreement”) which shall provide for the application of amounts received to purchase Shares. The Agency Agreement shall provide that the Agent holds such Shares as agent for the Participants in accordance with the Plan. The Agency Agreement shall contain such other terms and provisions, not inconsistent with the Plan, as the Corporation shall approve. The Corporation shall have the right, at any time and from time to time, to remove from office any Agent appointed under the Plan and to appoint another Agent in its stead in accordance with the terms of the Agency Agreement.

11.	Voting of Shares in the Plan

11.1
The Corporation or its designated agent shall furnish or otherwise make available to each Participant a copy of a notice of each meeting of shareholders of Algonquin Power & Utilities Corp. and copies of any other materials furnished or made available to holders of Shares.

11.2
A Participant may provide instruction as to the voting of Shares at any meeting at which the holders of Shares are entitled to vote in respect of the number of whole Shares standing to the Participant’s credit in the Participant’s Account.

12.	Insider Participation Limit

12.1	No Shares shall be issued or delivered under this Plan if, at the time of such issuance or delivery, such issuance or delivery could result in:

(a)
the number of Shares reserved for issuance to Insiders pursuant to the Plan, at any time, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares; or

(b)
the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

13.	Application of Insider Trading Policy

13.1
Any action taken by a Participant in connection with the Plan, including, for greater certainty and without limitation, any increase or decrease to the amount of contributions under the Plan, any sale or transfer of Shares from the Plan and any enrolment or cessation of participation in the Plan, shall be subject to the restrictions applicable to such Participant under the Insider Trading Policy; provided that, for greater certainty, a Participant may initiate a Release from the Account pursuant to Section 8 while trading restrictions under the Insider Trading Policy are in effect provided that no Shares shall be sold to cover any expenses relating to such Release and the Participant requesting such Release shall be responsible for any such expenses.

14.	Amendment or Termination of the Plan

14.1
The Board may at any time and for any reason amend, suspend or terminate in whole or in part, the Plan, or amend the terms as they relate to any Participant, without the approval of the shareholders of Algonquin; provided that the following amendments shall require the approval of the shareholders of Algonquin:

(a)	an increase in the number of Shares reserved for issuance from treasury under the Plan;

(b)	adding additional categories of Participants eligible to participate under the Plan;

(c)	eliminating or decreasing the limitations on Insider participation in Section 12;

(d)
any amendment increasing the amount of the Corporation Contribution, providing for Shares to be purchased at a discount, increasing the amount of any such discount or otherwise providing for any additional form of financial assistance to Participants; and

(e)	amending this Section 14.1 to eliminate a matter requiring shareholder approval.
No such amendment or termination can or shall adversely affect the rights of any Participant and his or her existing entitlement to purchase Shares, provided that the purchase of Shares may be terminated by the Board on any Purchase Date if the Board determines that the termination of the Plan is in the best interests of the Corporation and its shareholders.

14.2
Upon termination of the Plan, all Shares held in the Participant’s Account shall be released in full to the Participant by providing to the Participant a DRS Statement respecting the Shares, registered in the name of such Participant or such name as the Participant may direct. In the event the Participant shall be entitled to a fraction of a Share upon such termination, the cash amount equal to the value of such fraction shall be paid to such Participant. The Corporation or, if appointed, the Agent shall be entitled to wind-up the Plan in accordance with this Section over such reasonable period of time as will allow for the orderly termination of the Plan.

15.	General Provisions

15.1
The Corporation shall arrange for the distribution to each Participant of a statement of the balances in the Participant’s Account quarterly during each Fiscal Year or such other periodic basis as the Corporation decides from time to time.

15.2	The interest of any Participant in the Plan shall not be assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency.

15.3
Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation. No Employee, Participant or other person shall have any claim or right to participate under the Plan. Participation in this Plan shall not affect the right of the Corporation to terminate the employment of a Participant. Neither any period of notice nor any payment in lieu thereof, or combination thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

15.4	The Company shall not be liable to any Participant for any loss resulting from:

(a)	a decline in the market value of any Shares purchased by the Participant pursuant to the Plan;

(b)	any change in the market price of the Shares between the time the Participant authorized the purchase of the Shares and the time such purchase takes place;

(c)	any dividends paid on the Shares between the time the Participant authorized the purchase of the Shares and the time such purchase takes place; and

(d)	any change in the market price of the Shares between the time any dividends are paid on the Shares and the time a purchase of Shares using those dividends hereunder takes place, where applicable.

15.5
The Plan and the implementation thereof is subject to such governmental and stock exchange approvals or consents that now or in the future are applicable. As a condition of participating in the Plan, each Participant agrees to comply with all laws, rules and regulations which may apply in connection with the Plan and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

15.6
The Corporation may adopt and apply rules that in its opinion will ensure that the Corporation will be able to comply with applicable provisions of any federal, provincial, state or local law relating to withholding of tax, including on the amount, if any, includable in income of a Participant. The Corporation shall have the right in its discretion to satisfy withholding tax liability by retaining or purchasing Shares acquired by a Participant under the Plan.